Shareholder Engagement

May 25, 2021



Safe Harbor

This presentation contains "forward-looking" statements that are based on our management's beliefs and assumptions and on information currently available to management. Forward-looking statements include information concerning our possible or assumed strategy, future operations, financing plans, operating model, financial position, future revenues, projected costs, competitive position, industry environment, potential growth opportunities, potential market opportunities, plans and objectives of management, the effects of competition on our business and customer trends.

Forward-looking statements include all statements that are not historical facts and can be identified by terms such as "anticipates," "believes," "could," "seeks," "estimates", "targets," "guidance," "expects," "intends," "may," "plans," "potential," "predicts," "prospects," "projects," "should," "will," "would" or similar expressions and the negatives of those terms, although not all forward-looking statements contain these identifying words.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Additionally, these forward-looking statements involve risk, uncertainties and assumptions based on information available to us as of the date of this presentation, including those related to the continued impacts of COVID-19 on our business, future financial performance and global economic conditions. Many of these assumptions relate to matters that are beyond our control and changing rapidly, including, but not limited to, the timeframes for and severity of social distancing and other mitigation requirements, the timing of headwinds from COVID-19, the availability of vaccinations, the continued impact of COVID-19 on new or existing customers' purchasing decisions and the length of our sales cycles, renewal timing or billings terms, particularly for customers in certain industries highly affected by COVID-19. Significant variation from the assumptions underlying our forward-looking statements could cause our actual results to vary, and the impact could be significant. Further information on these and other factors that could cause or contribute to such differences include, but are not limited to those discussed in the section titled "Risk Factors" in our Annual Report on Form 10-K filed for the year ended December 31, 2020 and in our other Securities and Exchange Commission filings, including our most recent Quarterly Report on Form 10-Q. We cannot guarantee that we will achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements.

Forward-looking statements represent our management's beliefs and assumptions only as of the date of this presentation. We undertake no obligation, and do not intend, to update these forward-looking statements or to review or confirm analysts' expectations.



Executive Summary

Business and Performance

- We achieved strong results in 2020 through the challenging COVID-19 environment and continued to demonstrate year-over-year growth and superior shareholder returns
    - COVID-19 caused unprecedented disruption to the global economy and struck the industries of ~20% of our customers particularly hard
    - We focused our efforts on meeting the needs of our customers as they navigated the impacts of COVID-19 and protecting our stakeholders in an unprecedented macroeconomic environment that remained volatile and uncertain throughout 2020

Executive Compensation and Mid-Year Target Modifications

- Our strong performance in 2020 was a product of the Company's strong execution, which included closing the largest deal to date as of Q4 2020, and **not** due to an improvement in COVID-19 macroeconomic conditions
- In light of the *upward* and *downward* target modifications, our compensation program remained tightly aligned with rewarding strong performance of the Company and **not** performance due to macroeconomic improvements
- Our compensation program continues to evolve based on shareholder feedback as we regularly engage with shareholders to ensure our program's pay for performance alignment, including adding a 3-year component to the 2021 long-term incentive program

Equity Plans

- 2021 Equity Incentive Plan contains provisions that are consistent with good corporate governance practices and a share pool that is based on carefully considered and forecasted equity needs for the Company to remain competitive in attracting, retaining and motivating highly qualified talent
- Amended and Restated 2012 Employee Stock Purchase Plan extends existing plan and removes the evergreen provision

ServiceNow: We make the world of work, work better for people

As the control tower for digital transformation, we are the platform of platforms, delivering digital workflows that create great experiences and unlock productivity

 **Now Platform®**: The platform of platforms for the digital transformation

 **IT Workflows**

Transform your business with workflows that optimize productivity and resilience.

 **Employee Workflows**

Create connected and engaging experiences for your employees.

 **Customer Workflows**

Connect your customer operations to boost loyalty.

 **Creator Workflows**

Build connected cross-enterprise workflow apps fast.

 **$100B+** market cap

 **13,000+** employees

~6,900 enterprise customers

 **~80%** of the Fortune 500 use ServiceNow

Note: as of 12/31/2020

Success with our customers drives superior returns amid challenging environment in 2020

- Execution against our defined strategic priorities continues to result in year-over-year growth and superior shareholder returns.
- We are well positioned on our path to becoming a $15+ billion annual revenue company and the defining enterprise software company of the 21st century.

Strong 2020 Results

o **Total revenues**: ~$4.5B, representing 31% year-over-year growth

o **Subscription revenues**: ~$4.3B, representing 32% year-over-year growth

o **Remaining performance obligations**: $8.9B, representing 35% year-over-year growth and of which ~50% represents current remaining performance obligations[1]

o **Renewal Rate**: 98%

One-Year Total Shareholder Return (TSR)[2]



~$54B increase in market capitalization

- Russell 3000: 19%
- S&P 500: 16%
- 2020 Proxy Peers: 46%
- NOW: 95%



(1) Represents revenue that will be recognized in the next 12 months
(2) Source: FactSet as of close price on 12/31/2020.

Note: Numbers rounded for presentation purposes.

2020 Compensation Program Overview

Executive compensation program strongly linked to financial and operational performance to align compensation with short- and long-term shareholder value creation and evolves based on shareholder feedback and our business and operating goals

Pay Element	Compensation Program Overview
Base Salary	• In line with market and determined based on experience, skills, responsibilities and internal pay equity

Short-Term Incentive	• **Gate to funding:** Pool is funded only if we achieve at least 85% of Net New Annual Contract Value (NNACV) target
	   • **Pool funding is based on achievement of financial metrics:** NNACV(70%), Free Cash Flow (FCF) Margin (20%) and Net Expansion Rate (10%)
	• Once pool is funded, payout is determined:
	   – **75% based on achievement of financial metrics** above
	   – **25% based on achievement of pre-defined individual priorities** aligned to key strategic priorities

Long-Term Incentive	• **80% PRSUs earned based on NNACV**
	   – 3-year total vesting period with 1-year measurement period
	• **20% RSUs**
	   – 4-year vesting period provides retention incentive

Short- and Long-Term Metric Selection

- NNACV is an effective measure of performance and organic growth, including revenues and opportunity for renewal and expansion in future years
- NNACV is used internally to evaluate performance and forecast future performance, and aligns with the Board and management's growth goals
- While NNACV is a component of our short- and long-term incentive plans, the Compensation Committee sought to ensure that NEOs would be focused on different targets under each program
  - **Short-Term Incentive:** NNACV achievement represents only a portion of potential payout
  - **Long-Term Incentive – PRSUs:** Achievement determined based on NNACV

Performance Period Determination

- Given our fast-paced growth and dynamic industry, a 1-year measurement period with 3-year total vesting period is important in incentivizing execution against our strategy and allowing for more aggressive target setting
- 1-year measurement for NNACV is a long-term performance measure because metric typically represents revenue stream for 3 years or more
- Executives must remain with ServiceNow for 3 years to realize full value of award with 2/3 of award remaining at risk after shares are earned

Formal Mid-Year Review: may modify **only if** conditions warrant, such as to reflect a significant corporate transaction or other extraordinary macroeconomic event



2020 CEO target compensation **77% performance based** and **94% at risk**

2020 other NEOs target compensation **64% performance based** and **94% at risk**

2020 Mid-Year Target Modifications

- Designed to attract, retain and motivate top talent during a challenging COVID-19 environment
- Aligned with modified external guidance and modified internal financial plan to help ensure pay for performance so that executives are compensated for *their specific* performance and not improvements in macroeconomic conditions
- Decrease to NNACV and Net Expansion Rate targets accounted for COVID-19 headwinds, particularly from customers in industries highly affected by COVID-19 and changes in purchasing decisions
- Increase to Free Cash Flow Margin target accounted for COVID-19 tailwinds, particularly from expense savings

Metrics	2020 Original Targets	Increase/(Decrease)	2020 Modified Targets	Overall change between 2019 Targets and 2020 Modified Targets Increase/(Decrease)
NNACV	$1,157M	($116M)	$1,041M	$36M
Free Cash Flow Margin	29%	1.5%	30.5%	1.5%
Net Expansion Rate	125.3%	(2.3%)	123%	(6%)

 **2020 modified targets remained challenging and higher than 2019 targets for NNACV and FCF Margin**

The Board and Compensation Committee extensively discussed and considered the appropriate payouts under the modified targets; based on the Company's strong 2020 performance unrelated to macroeconomic conditions, they approved payouts under the modified targets as appropriate and in alignment with pay for performance



Engagement Informed Recent Compensation Changes

As a fast-growing, dynamic company, we review our compensation program annually to best reflect our long-term strategy, and to consider the perspectives and feedback of our shareholders

~30% of our shareholder base engaged in **Spring 2020**[(1)] **to solicit feedback prior to 2020 Annual Meeting**

~40% of our shareholder base engaged in **Winter 2020-21**[(1)] to gain additional insights and **preview compensation changes, disclosure enhancements and ESG efforts** made in response to prior feedback

Our Lead Independent Director / Chair of our Compensation Committee is actively involved in shareholder engagement

(1) Estimates of the percentage ownership of our outstanding common stock based on 13Fs filed with the SEC.

now

In response to shareholder feedback, we have made several changes to our compensation program design and enhanced our disclosures

	Recent Actions Taken

Compensation Design	• Changed mix of performance metrics under short- and long-term incentive programs to enhance mix of measures determining payouts for 2021
	  ◦ Free Cash Flow Margin moved to long-term incentive program
	  ◦ Weighting of NNACV reduced by 10% in short-term incentive program and by 30% in long-term incentive program
	  ◦ Revenue and operating margin metrics added to short-term incentive program
	• Added additional component (3-year relative TSR measured against the S&P 500 index) to long-term incentive program for 2021 to enhance and further strengthen long-term focus
	• Increased weighting of company performance goals in short-term incentive payout from 50% to 75% in 2020
	• Expressly limited discretion for modifications during formal mid-year review
	• Added RSUs with 4-year total vesting as an element of the long-term incentive, representing 20% of the total long-term incentive grant, in 2019
	• Eliminated repricing and evergreen provisions from equity plan in 2019 (and evergreen to be removed from ESPP if approved by shareholders)

Enhanced Disclosures	• Rationale for mid-year target modifications and payouts • Individual strategic priorities • The effectiveness of the current long-term incentive program performance period as a motivator for NEOs, driver of shareholder value and allowing us to set aggressive targets • Metrics selected and their importance (particularly NNACV) to our business and growth

2021 EIP and A&R 2012 ESPP

2021 Equity Incentive Plan

- Existing plan expires in April 2022
- **Commitment to frequent input from our shareholders on our equity usage:** Proposed share pool expected to meet our needs for ~2-3 years
- **Engagement and good corporate governance informed our plan:** The new plan will **NOT**, among others, include:
  - Rollover shares from prior plan
  - "Liberal" share recycling
  - Dividends on unvested awards
  - Evergreen
  - Option repricing without shareholder approval
- **Thoughtful and managed use of equity*:**
  - Awards granted after 3/31/21 reduces requested share pool under new plan
  - The Compensation Committee thoughtfully manages our equity incentive programs to manage long-term shareholder dilution, burn rate and stock-based compensation expense while maintaining our ability to attract, motivate and retain key talent in a hypercompetitive market

Amended and Restated 2012 Employee Stock Purchase Plan

- Existing plan expires in January 2023
- **Engagement and good corporate governance informed our plan:**
  - The amended and restated plan will **NOT**, among others, include:
    - Evergreen
    - Additional shares
  - Shares available for issuance is ~4.8% of our outstanding common stock as of the Record Date (4/9/21)
  - Standard offering period (no longer than 27 months) and purchase price (85% of fair market value)

*See Appendix for additional information

Board Diversity

The Board maintains a deliberate refreshment process that ensures a balanced and diverse Board collectively equipped with the experience necessary to provide thoughtful independent oversight and diverse perspectives

Bill McDermott
President & CEO

Fred Luddy ✱
Founder & Chairman

Sue Bostrom ✱
Former EVP, CMO & Head of Worldwide Govt. Affairs, Cisco Systems
C, N

Teresa Briggs
Former Vice Chair & West Region Managing Partner, Deloitte
A

Jonathan Chadwick ✱
Former EVP, CFO & COO, VMware
A

Paul Chamberlain
Former Managing Director & Co-Head of Global Tech. Banking, Morgan Stanley
A, N

Larry Jackson ✱
Global Creative Director, Apple Music, Apple

Jeff Miller ✱ ±
CEO, JAMM Ventures
C

Anita Sands
Former Group Managing Director & Head of Change Leadership, UBS Financial Services
A, N

Dennis Woodside
President, Impossible Foods
C



Diversity — 40% Diverse

Tenure — ~6-Year Average Tenure

Independence — 80% Independent

■ Gender   ■ Racial/Ethnic   ■ 0 -< 4 years   ■ 4 - <8 years   ■ 8+ years   ■ Independent   ■ Not Independent

Key Nominee Skills and Experiences

Software Industry	Multi-Product / Multi-Segment
Public Company CEO/Senior Exec	Leadership in Global Operations
High Growth and $5B+ Annual Revenue	Future Enterprise Architectures
Public Company Director	Large Scale Transformations
Risk Management	M&A, Debt and Equity Financing, and Strategic Transactions
Financial Expert	Non-Corporate Experience (Non-Profits and Education)

Larry Jackson was appointed a director in 2020 to continually enhance the knowledge, experience and capabilities brought to the Board



* Director standing for election at 2021 Annual Meeting
± Lead Independent Director
A, C, and N denote Audit, Compensation, and Nominating Committee membership, respectively

Our Global Impact Strategy

 **IT Workflows**

 **Employee Workflows**

Workflow a better world
Changing the world one workflow at a time on the Now Platform

 **Customer Workflows**

 **Creator Workflows**

ESG priority issues

Key initiatives

Sustaining our planet
Champion a resource efficient, net zero carbon environment

 Climate and energy

 Sustainable procurement

 Waste

Accelerate decarbonization
Advance the circular economy

Creating equitable opportunity
Make work more equitable, accessible and rewarding for all people

 **Talent**

 **Digital divide**

 **DIBs**

 **Community engagement**

 **Future of work**

Empower the workforce of the future
Cultivate diversity, inclusion and belonging
Strengthen employee and community engagement

Acting with integrity
Build trust through ethical, transparent, and secure business practices

 Data security and privacy

 Governance and ethics

 Business continuity

Lead with ethics, transparency and disclosure
Assure security and accountability
Foster responsible and ethical use of data

We Value Your Support

ServiceNow
Management Recommendations for
the 2021 Annual Meeting of Shareholders

FOR Election of 5 Directors

FOR Advisory vote to approve the compensation of our named executive officers

FOR Ratification of appointment of independent registered public accounting firm

FOR Amendment to our Restated Certificate of Incorporation to provide shareholders with right to call a special meeting

FOR 2021 Equity Incentive Plan

FOR A&R 2012 Employee Stock Purchase Plan

Compensation Program and Target Modifications Align with Value Creation Strategy

- ❖ **Executive compensation program tightly aligned to financial and operational performance and shareholder value creation**
  - 2020 CEO and other NEO target compensation highly performance based and at risk
  - Short- and long-term metrics align with Board and management's goal of driving the next stage of our growth
  - Performance period motivates NEOs to perform against aggressive targets and provide alignment with value creation
- ❖ **Compensation Committee and the Board thoughtfully reviewed and extensively discussed the target modifications and resulting payouts**
  - COVID-19 significantly changed the macroeconomic landscape since metrics were approved in January 2020
  - With uncertainty as to duration and continued impacts of COVID-19, focus was on efforts for managing the crisis and protecting the health and well-being of all stakeholders; and the need to ensure the retention and motivation of key employees
  - Strong execution by the Company

Providing Shareholders with Right to a Call Special Meeting Is Good Governance Practice

- ❖ **As we mature, we are focused on maturing our governance practices, which includes providing shareholders with the right to call a special meeting**

Equity granted by company and available as a benefit to employees is important to attract, retain and motivate key talent

- ❖ **Plans contain good corporate governance provisions and where additional shares are requested, company has carefully reviewed and forecasted its need**



Appendix

Managed to lower shareholder dilution, burn rate and SBC expense over the last few years

Dilution

impact of warrants

- 2017: **1.9%**
- 2018: **1.6%**
- 2019: **3.7%** (warrants 2.2% / 1.5%)
- 2020: **2.2%** (warrants 1.2% / 1.0%)

Gross Burn Rate

- 2017: **4.1%**
- 2018: **3.0%**
- 2019: **2.9%**
- 2020: **1.9%**

SBC Expense % of Revenue

- 2017: **21%**
- 2018: **21%**
- 2019: **19%**
- 2020: **19%**

Dilution: Y/Y growth of fully diluted shares outstanding; fully diluted shares outstanding equals the total number of shares a company would theoretically have if all dilutive securities were exercised and converted into shares. Dilutive securities include options and unvested RSUs. We've represented dilutive impact of warrants associated with our convertible notes when they are exercised (vs when they were issued) to highlight the timing of when those shares convert to common shares outstanding.

Gross Burn Rate: the number of stock options and RSUs granted as a percentage of weighted average shares outstanding for the fiscal year.

SBC (stock-based compensation) expense % of revenue: recognized compensation expense related to stock options and RSUs amortized over the vesting period divided by total revenue

Note: Numbers rounded for presentation purposes

